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                             September 8, 2022

       Raymond Silcock
       Chief Financial Officer
       Neptune Wellness Solutions Inc.
       545 Promenade du Centropolis, Suite 100
       Laval, Quebec
       Canada H7T 0A3

                                                        Re: Neptune Wellness
Solutions Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 25,
2022
                                                            File No. 333-267070

       Dear Mr. Silcock:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-3 filed August 25, 2022

       General

   1. We note that you are incorporated in Canada with your principal executive offices located in Quebec. We also note
that you are no longer considered a foreign private issuer and have recently commenced
filing reports required for a domestic registrant. In this regard,
                                                        General Instruction
I.A.5 of Form S-3 states that foreign issuers which file the same reports with the
Commission under Section 13(a) or 15(d) of the Exchange Act as those required for a domestic
registrant may use Form S-3 even though it does not meet the provisions of General
Instruction I.A.1. Please provide us with your analysis
                                                        explaining how you are
eligible to conduct this offering on Form S-3 at this time. If you are not eligible to use
Form S-3 for this offering, please withdraw this registration
 Raymond Silcock
Neptune Wellness Solutions Inc.
September 8, 2022
Page 2
      statement and refile on an appropriate form.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tyler Howes at 202-551-3370 or Dorrie Yale at 202-551-8776 with any questions.



                                                           Sincerely,
FirstName LastNameRaymond Silcock
                                                           Division of
Corporation Finance
Comapany NameNeptune Wellness Solutions Inc.
                                                           Office of Life
Sciences
September 8, 2022 Page 2
cc:       Thomas Rose, Esq.
FirstName LastName